SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233109
(CUSIP Number)

Andrew Wallach

SpringOwl Associates LLC

1370 Avenue of the Americas

28th Floor

New York, NY 10019

(212) 445-7800

Daniele Beasley

Cove Street Capital, LLC

2101 East El Segundo Boulevard

Suite 302

El Segundo, CA 90245

(424) 221-5897

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346233109	SCHEDULE 13D	Page 2 of 13 Page

1	NAME OF REPORTING PERSON SpringOwl Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 344,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 344,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 344,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 346233109	SCHEDULE 13D	Page 3 of 13 Page

1	NAME OF REPORTING PERSON Daniel Silvers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,700 shares of Common Stock
	8	SHARED VOTING POWER 700 shares of Common Stock (see Item 5)
	9	SOLE DISPOSITIVE POWER 4,700 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 700 shares of Common Stock (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,400 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D	Page 4 of 13 Page

1	NAME OF REPORTING PERSON Andrew Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D	Page 5 of 13 Page

1	NAME OF REPORTING PERSON Laura Conover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 250 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 250 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D	Page 6 of 13 Page

1	NAME OF REPORTING PERSON Barry Konig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,200 shares of Common Stock
	8	SHARED VOTING POWER 150 shares of Common Stock (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,200 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 150 shares of Common Stock (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,350 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 346233109	SCHEDULE 13D	Page 7 of 13 Page

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,799,244 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,799,244 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,799,244 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 346233109	SCHEDULE 13D	Page 8 of 13 Page

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $1.00 per share ("Common Stock"), of Forestar Group Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by and on behalf of (i) SpringOwl Associates LLC, a Delaware limited liability company ("SOA"), (ii) Daniel Silvers ("Mr. Silvers"), (iii) Andrew Nelson ("Mr. Nelson"), (iv) Laura Conover ("Ms. Conover"), (v) Barry Konig ("Mr. Konig") and (vi) Cove Street Capital, LLC, a Delaware limited liability company ("CSC"). SOA, Ms. Conover, Messrs. Silvers, Nelson and Konig, and CSC are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

Jason Ader, Andrew Wallach and Mr. Konig (collectively, the "SOA IC Members") are the members of the Investment Committee of SOA, which controls voting and investment decisions with respect to securities held by funds and accounts for which SOA serves as the investment advisor. Jeffrey Bronchick and Daniele Beasley (collectively, the "CSC Members") are the sole members of CSC.

(b) The principal business address of SOA is 1370 Avenue of the Americas, 28th Floor, New York, NY 10019. The principal business address of each of Mr. Silvers, Mr. Nelson, Ms. Conover, and the SOA IC Members is c/o SpringOwl Associates LLC, 1370 Avenue of the Americas, 28th Floor, New York, NY 10019. The principal business address of CSC is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245. The principal business address of each of the CSC Members is c/o Cove Street Capital, LLC, 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

(c) The principal business of SOA and CSC is providing investment advisory and investment management services. The principal occupation of Mr. Silvers is serving as President of SOA. The principal occupation of Mr. Nelson is serving as the Chief Financial Officer of SOA. The principal occupation of Ms. Conover is serving as the Chief Operating Officer and Chief Compliance Officer of SOA. The principal occupation of Mr. Konig is serving as a Director of SOA.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the SOA IC Members or CSC Members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the SOA IC Members or CSC Members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Silvers, Mr. Nelson, Ms. Conover, the SOA IC Members and the CSC Members is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $41 million (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by (i) SOA is the working capital of the funds and accounts managed by SOA; (ii) Mr. Silvers is the personal funds of Mr. Silvers; (iii) Mr. Nelson is the personal funds of Mr. Nelson; (iv) Ms. Conover is the personal funds of Ms. Conover; (v) Mr. Konig is the personal funds of Mr. Konig and (vi) CSC is the funds of CSC's clients, as a result of CSC causing its clients to acquire such Common Stock, including pursuant to CSC's discretionary authority to manage the assets of such clients. None of the shares of Common Stock reported herein were purchased with funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

CUSIP No. 346233109	SCHEDULE 13D	Page 9 of 13 Page

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons (other than SOA) and SpringOwl Asset Management LLC, a Delaware limited liability company and the sole member of SOA ("SOAM"), initially formed a group (the "Group") on November 6, 2014 and on November 13, 2014 entered into a Group Agreement (the "Group Agreement"), regarding certain conduct of the Group. The Group Agreement includes, but is not limited to, an agreement by the parties to (i) consult with each other with respect to all purchases and sales of Common Stock, (ii) to the extent the Group determines to do so, jointly deliver an advance notice of the Group's intention to nominate individuals for election as directors at the Issuer's 2015 annual meeting of stockholders in accordance with the Issuer's bylaws, and take any actions in furtherance thereof, and (iii) require the approval of each member of the Group of any filing with the Securities and Exchange Commission (the "SEC"), press release, white paper, stockholder communication or other public communication. Any party to the Group Agreement may terminate its obligations thereunder immediately upon written notice to all other parties. The description of the Group Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein.

In addition, the Reporting Persons and their representatives may have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

On October 10, 2014, representatives of SOA met with James DeCosmo, President and Chief Executive Officer of the Issuer ("Mr. DeCosmo"), Chris Nines, Chief Financial Officer of the Issuer, and Anna Torma, Senior Vice President, Corporate Affairs, to give a presentation expressing SOA's concerns related to the Issuer's performance and recommending that the Issuer immediately pursue the following actions to maximize shareholder value: (i) review strategic alternatives available to the Issuer with respect to its oil and gas business; (ii) evaluate and refine the Issuer's capital allocation strategy; and (iii) initiate certain changes to the Issuer's governance structure and Board composition. Additionally, SOA requested the opportunity to present its analysis to the Board at the Board's next regularly scheduled meeting.

On October 15, 2014, representatives of SOA held a conference call with Kenneth Jastrow, II, Chairman of the Board ("Mr. Jastrow"), during which they reiterated SOA's concerns and recommendations presented at the October 10, 2014 meeting. Later that day, SOA sent a letter to Mr. Jastrow and Mr. DeCosmo summarizing the points raised during the October 15, 2014 call with Mr. Jastrow and urging the Board to consider the initiatives suggested by SOA. In both the October 15, 2014 conference call and letter, SOA reiterated its request to make a presentation to the Board.

On October 24, 2014, representatives of SOA held another conference call with Mr. Jastrow to confirm his receipt of the October 15, 2014 letter and subsequent distribution of such letter to the entire Board, as well as to reiterate SOA's recommendations made during prior communications. Later that day, SOA sent a follow-up letter to Mr. Jastrow and Mr. DeCosmo reiterating the concerns and recommendations expressed in prior communications

Since February 2014, representatives of CSC have held meetings and conference calls with, and have corresponded with, the Issuer's management and the Board regarding similar concerns and recommendations for the Issuer.

CUSIP No. 346233109	SCHEDULE 13D	Page 10 of 13 Page

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,153,468 shares of Common Stock, constituting approximately 6.2% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 34,958,270 shares of Common Stock outstanding as of November 3, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the SEC on November 6, 2014.

SOA has the power to vote and direct the disposition of the 344,224 shares of Common Stock held by the funds and accounts for which it acts as investment advisor. Mr. Silvers has the power to vote and direct the disposition of (i) 4,500 shares of Common Stock directly beneficially owned by Mr. Silvers; (ii) 700 shares of Common Stock held in a joint account with his wife; (iii) 100 shares of Common Stock held in an account for the benefit of his daughter; and (iv) 100 shares of Common Stock held in an account for the benefit of his son. Mr. Nelson has the power to vote and direct the disposition of the 3,000 shares of Common Stock directly beneficially owned by him. Laura Conover has the power to vote and direct the disposition of the 250 shares of Common Stock directly beneficially owned by her. Mr. Konig has the power to vote and direct the disposition of (x) the 1,200 shares of Common Stock directly beneficially owned by him and (y) 150 shares of Common Stock held in an account for the benefit of his wife. CSC has the power to vote and direct the disposition of the 1,799,244 shares of Common Stock held by the accounts for which it acts as investment advisor.

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 2,153,468 shares of Common Stock, constituting approximately 6.2% of the Issuer's outstanding shares of Common Stock. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) As described in this Item 5, certain shares of Common Stock beneficially owned by Mr. Silvers are held in a joint account with his wife and accounts for the benefit of his children and certain shares of Common Stock beneficially owned by Mr. Konig are held in an account for the benefit of his wife. Other than as described herein, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

CUSIP No. 346233109	SCHEDULE 13D	Page 11 of 13 Page

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to a Group Agreement, as defined and described in Item 4 above. A copy of the Group Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

In addition, the Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Group Agreement, dated November 13, 2014, by and among SOAM, Mr. Silvers, Mr. Nelson, Ms. Conover, Mr. Konig and CSC.
2	Agreement as to Joint Filing of Schedule 13D, dated November 14, 2014, by and among the Reporting Persons.

CUSIP No. 346233109	SCHEDULE 13D	Page 12 of 13 Page

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2014

SPRINGOWL associates LLC
By: SpringOwl Asset Management LLC

By:	/s/ Andrew Wallach
Name: Andrew Wallach
Title: Managing Member

By:	/s/ Daniel Silvers
Daniel Silvers

By:	/s/ Andrew Nelson
Andrew Nelson

By:	/s/ Laura Conover
Laura Conover

By:	/s/ Barry Konig
Barry Konig
cove street capital, llc
/s/ Daniele Beasley
Name: Daniele Beasley
Title: Chief Compliance Officer; Member

CUSIP No. 346233109	SCHEDULE 13D	Page 13 of 13 Page

Schedule I

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share include commissions.

Ms. Conover

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/19/2014	150	18.26
9/19/2014	100	18.25

Mr. Nelson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/19/2014	100	18.35
9/19/2014	100	18.34
9/19/2014	300	18.33
9/19/2014	100	18.26
9/19/2014	100	18.25
9/19/2014	400	18.24
9/19/2014	200	18.30
9/19/2014	200	18.29
9/19/2014	200	18.28
10/6/2014	100	17.05
10/6/2014	900	17.06
10/6/2014	300	17.07

Mr. Konig

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/19/2014	1,200	18.28
9/19/2014	150	18.33

CSC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/24/2014	(425)	17.93
10/6/2014	47,729	17.04
10/7/2014	21,206	17.05
10/8/2014	3,875	17.00
10/9/2014	26,794	17.28
10/15/2014	4,840	15.82
10/24/2014	(1,110)	17.08
10/27/2014	4,500	17.05
11/10/2014	25,000	17.25
11/11/2014	(500)	17.37
11/12/2014	50,000	17.51